EXHIBIT 99.2

VOTE ON INTERNET
Go to http://www.vstocktransfer.com/proxy
Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 11:59 p.m. EDT on September 28, 2022.

CONTROL #

VOTE BY EMAIL
Mark, sign and date your proxy card and return it to vote@vstocktransfer.com.

* SPECIMEN * 1 MAIN STREET ANYWHERE PA 99999-9999	VOTE BY MAIL
Mark, sign and date your proxy card and return it in the envelope we have provided.

VOTE BY FAX
Mark, sign and date your proxy card and return it to 646-536-3179.

VOTE IN PERSON
If you would like to vote in person. Please attend the Annual General Meeting to be held on September 30, 2022 at 9:30 a.m. local time (9:30 p.m. ET, September 29, 2022) at Qilian International Holding Group Ltd., Jiuquan Economic and Technological Development Zone, Jiuquan City, Gansu Province, 735000, People’s Republic of China.

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

2022 Annual Meeting Proxy Card- Qilian International Holding Group Ltd.

▼    DETACH PROXY CARD HERE TO VOTE BY MAIL    ▼

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL DIRECTOR NOMINEES AND
“FOR” PROPOSAL 2.

1.	Election of Directors:

☐ FOR ALL NOMINEES LISTED BELOW (except as marked to the contrary below)	☐ WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES LISTED BELOW

INSTRUCTION: TO WITHOLD AUTHORITY TO VOTE FOR ONE OR MORE INDIVIDUAL NOMINEES STRIKE A LINE THROUGH THE NOMINEES’ NAMES BELOW:

01 Zhanchang Xin	02 Haiping Shi	03 Qingling Zhang
04 Ming Jing	05 Yixuan (Adam) Sun

2.	To ratify the appointment of Friedman, LLP as our independent registered public accounting firm for the fiscal year ending September 30, 2022.

☐ VOTE FOR	☐ VOTE AGAINST	☐ ABSTAIN

Date	Signature	Signature, if held jointly

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at the right and indicate your new address: ☐

*SPECIMEN*	AC:ACCT9999	90.00

QILIAN INTERNATIONAL HOLDING GROUP LTD.

Annual Meeting of Shareholders

September 30, 2022

QILIAN INTERNATIONAL HOLDING GROUP LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Zhanchang Xin with full power of substitution and power to act alone, as proxies to vote all the Ordinary Shares which the undersigned would be entitled to vote if personally present and acting at the Annual Meeting of Shareholders of Qilian International Holding Group Ltd. to be held on September 30, 2022 at 9:30 a.m. local time (9:30 p.m. ET, September 29, 2022), at Jiuquan Economic and Technological Development Zone, Jiuquan City, Gansu Province, 735000, People’s Republic of China or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

THIS PROXY WILL BE VOTED IN ACCORDANCE WITH SPECIFICATION MADE, BUT IF NO CHOICES ARE INDICATED, THIS PROXY WILL BE VOTED FOR THE PROPOSALS LISTED ON THE REVERSE SIDE AND IN THE CASE OF OTHER MATTERS THAT LEGALLY COME BEFORE THE MEETING OR ANY ADJOURNMENTS THEREOF.

☐ Please check here if you plan to attend the Annual General Meeting of Shareholders on September 30, 2022 at 9:30 am local time (September 29, 2022 at 9:30 pm ET).

PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE

(Continued and to be signed on Reverse Side)